PX14A6G Filing

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Name of the Registrant:	The Timken Company

Name of the Person(s) relying on the Exemption:	California State Teachers’ Retirement System

Address of the Person(s) Relying on the Exemption:	100 Waterfront Place
MS 04
West Sacramento, CA 95605

Written Materials:	CalSTRS analysis on the Timken Company annual shareholder meeting vote.

CalSTRS Proxy Vote: The Timken Company

The Timken Company (“Timken” or the “Company”) has announced its annual meeting of shareholders, will take place on May 7, 2013 in Canton, Ohio. The Company released its proxy on March 21, 2013. CalSTRS has reviewed the proxy and is releasing its votes in advance of the meeting. Below is a quick reference chart which reflects CalSTRS vote. A more detailed analysis follows.

Number	Proposal	Vote	Notes
1A	John M. Ballbach	FOR
1B	Phillip R. Cox	FOR
1C	Diane C. Creel	FOR
1D	James W. Griffith	FOR
1E	John A. Luke, Jr.	AGAINST	Chairman of the Compensation Committee and member of the Nominating and Corporate Governance Committee.
1F	Joseph W. Ralston	AGAINST	Lead Director and Chair of the Nominating and Corporate Governance Committee.
1G	John P. Reilly	FOR
1H	Frank C. Sullivan	AGAINST	Member of the Nominating and Corporate Governance Committee.
1I	John M. Timken, Jr.	AGAINST	Member of the Audit Committee and is not independent.
1J	Ward J. Timken	FOR
1K	Ward “Tim” J. Timken, Jr.	FOR
1L	Jacqueline F. Woods	AGAINST	Member of the Nominating and Corporate Governance Committee.
2	Ratification of the Auditor	FOR
3	Advisory Vote on Executive Compensation	AGAINST	Executive Chairman compensation three times peers with similar positions.
4	Amend Articles of Incorporation to Reduce Certain Voting Requirements	FOR	Proposal reduces the supermajority standards to majority if the proposal has been recommended by the Board.
5	Amend Company’s Amended Regulations to Reduce Certain Voting Requirements	FOR	Proposal reduces the supermajority standards to majority.
6	Shareholder Proposal: Spin-Off Steel Business	FOR	Separating Timken’s Steel and Bearings business will remove the company’s conglomerate discount and unlock shareholder value.

Governance Concerns

Designation of John M. Timken, Jr. as independent and allowing him to serve on the Audit Committee: With recent focus on director independence, CalSTRS is amazed that the Timken Board has designated John M. Timken, Jr. as independent. John M. Timken, Jr. is the cousin of Ward J. Timken and Ward “Tim” J. Timken Jr. and has shares of stock that are jointly controlled along with his cousins.  Furthermore, the board has exacerbated the issue by placing him on the Audit Committee. We are confident the company can provide a legal justification for declaring John M. Timken, Jr. independent. However, a family-dominated board declaring a relative of the founder independent is a charade that defies credibility. CalSTRS is withholding votes from the members of the Nominating and Governance Committee for designating John M. Timken, Jr. as independent and allowing him to serve on the Audit Committee. The Nominating and Corporate Governance Committee has the primary responsibility to develop and implement policies related to corporate governance to nominate directors.  We believe the committee members have been remiss in their responsibilities by allowing John M. Timken, Jr. to be designated as an independent director and allowing him to serve on the Audit Committee and are voting against the members of the Nominating and Governance Committee.

Compensation Paid to Executive Chairman:  Timken paid Executive Chairman Ward “Tim” J. Timken Jr., more than $9.4 million in 2011 and more than $7.6 million in 2012. We believe these payments made to the Executive Chairman are more than three times that of peers with similar positions.  Furthermore, these large sums are in addition to the generous compensation paid to the CEO. As Chair of the Compensation Committee, we believe John A. Luke, Jr. should be held responsible for the Compensation Committee’s actions.  CalSTRS is withholding votes from John A. Luke, Jr. and voting against the ratification of the named executive officers’ compensation.  CalSTRS will consider withholding from the Compensation Committee in future years, if the Executive Chairman’s compensation remains excessive.

Timken family influence is disproportionate to their economic interest: We are concerned that the board has three Timken family members representing 25 percent of the board while their economic interest is only 10 percent of the Company’s outstanding stock. Furthermore, we believe some of the independent directors’ qualifications and experience indicate they may be more sympathetic to the Timken family’s interests rather than that of all shareholders. We believe this combined influence is preventing the board from seriously considering separating the Steel and Bearings businesses. CalSTRS is disappointed that the Company has not engaged in meaningful discussions regarding the separation proposal, which may lead to a contested election next year.  In order to validate the broad shareholder support for a split, CalSTRS has a proposal requesting the board spin off the Steel business.

Votes on Timken Directors

Nominee John M. Ballbach has been a director of Timken since 2009 and is a member of the Audit Committee.  CalSTRS does not currently have any issues with Mr. Ballbach’s independence or service. CalSTRS is voting FOR John M. Ballbach.

Nominee Phillip R. Cox has been a director of Timken since 2009 and is a member of the Audit Committee. CalSTRS does not currently have any issues with Mr. Cox’s independence or service. CalSTRS is voting FOR Phillip R. Cox.

Nominee Diane C. Creel has been a director of Timken since 2012 and is a member of the Audit and Compensation Committees.  The proxy statement notes that Diane C. Creel’s nomination resulted from a recommendation made by Timken CEO, James W. Griffith who served with her on the board of Goodrich Corporation. While we do not regard this relationship as affecting her independence, it does not appear her nomination was the result of a broad search process. CalSTRS is voting FOR Diane C. Creel.

Nominee James W. Griffith has served as the Chief Executive Officer of Timken since 2002 and been a member of the board since 1999.  CalSTRS does not have an issue with Mr. Griffith’s independence or performance as an executive. CalSTRS is voting FOR James W. Griffith.

Nominee John A. Luke, Jr.  has served as a director of Timken since 1999.  He is the Chair of the Compensation Committee and a member of the Nominating and Corporate Governance Committee. As Chair of the Compensation Committee, we believe John A. Luke, Jr. should be held responsible for the compensation of Executive Chairman Ward “Tim” J. Timken, Jr. Additionally, as a member of the Nominating and Corporate Governance Committee John A. Luke, Jr. should be held accountable for allowing John M. Timken, Jr. to be designated as an independent director and to serve on the Audit Committee. While we do not have significant concerns about John A. Luke, Jr.’s independence, we find it curious that the board cites his experience as CEO of a company founded by his ancestors as a desirable characteristic. While we can see this as an attractive attribute for the Timken family, in general, we do not view it is a benefit to shareholders. CalSTRS is voting AGAINST John A. Luke, Jr.

Nominee Joseph W. Ralston is the Lead Director and has served as a director of Timken since 2003. He serves on the Compensation Committee and is the Chair of the Nominating and Corporate Governance Committee. As Chair of the Nominating and Corporate Governance Committee, Joseph W. Ralston should be held accountable for allowing John M. Timken, Jr. to be designated as an independent director and to serve on the Audit Committee. CalSTRS is voting AGAINST Joseph W. Ralston.

Nominee John P. Reilly has been a director of Timken since 2006 and is a member of the Audit and Compensation Committees. CalSTRS does not currently have any issues with Mr. Reilly’s independence. While we are concerned about John P. Reilly’s participation on the Compensation Committee, we have decided not to withhold votes from him at this time. CalSTRS is voting FOR John P. Reilly.

Nominee Frank C. Sullivan has been a director of Timken since 2003 and is a member of the Audit and Nominating and Corporate Governance Committees.  As a member of the Nominating and Corporate Governance Committee, Frank C. Sullivan should be held accountable for allowing John M. Timken, Jr. to be designated as an independent director and to serve on the Audit Committee. While we do not have serious concerns about Mr. Sullivan’s independence, we find it curious that the board cites his experience as CEO of a company founded by his ancestors as a desirable characteristic. While we can see this as an attractive attribute for the Timken family, in general, we do not view it is a benefit to shareholders. CalSTRS is voting AGAINST Frank C. Sullivan.

Nominee John M. Timken, Jr. has been a director of Timken since 1986 and is a member of the Audit Committee. CalSTRS is amazed that the Timken Board has designated John M. Timken, Jr. as independent. John M. Timken, Jr. is the cousin of Ward J. Timken and Ward “Tim” J. Timken Jr. and has 875,315 shares of stock that are beneficially owned along with his cousins. CalSTRS does not have an issue with non-independent directors serving on the board, as long as the board remains two-thirds independent. However, we strongly object to affiliated directors serving on any of the key committees. As matter of policy, if we determine a director is not independent we withhold our votes if they serve on any of the key committees. CalSTRS is voting AGAINST John M. Timken, Jr.

Nominee Ward J. Timken has been a director of Timken since 1971. CalSTRS believes Ward J. Timken’s experience and expertise are valuable assets to the board. CalSTRS is voting FOR Ward J. Timken.

Nominee Ward “Tim” J. Timken, Jr.  has been a director of Timken since 2002  and Chairman of the Board since 2005. While we take issue with the compensation provided to Ward “Tim” J. Timken, Jr. we believe his services are valuable to the Company. We are not holding him responsible for the decisions made by the Compensation Committee. Additionally, while CalSTRS prefers a leadership structure with an independent chairman, we applaud the company for separating the roles of CEO and Chairman of the Board and providing for an independent Lead Director. CalSTRS is voting FOR Ward “Tim” J. Timken Jr.

Nominee Jacqueline F. Wood has served as a director of Timken since 2000 and is a member of the Compensation and Nominating and Corporate Governance Committees. As a member of the Nominating and Corporate Governance Committee, Jacqueline F. Wood should be held accountable for allowing John M. Timken, Jr. to be designated as an independent director and to serve on the Audit Committee. CalSTRS is voting AGAINST Jacqueline F. Wood.

Vote FOR the Ratification of Ernst & Young, LLP as the Company’s Auditor

CalSTRS generally supports the ratification of the auditor if fees for non-audit related items are less than 30 percent of total fees paid and the non-audit fees are not for consulting. We note that Ernst & Young, LLP and its predecessor Ernst & Whinney have been the Company’s auditors for more than 30 years. We are apprehensive about the tenure of Ernst & Young, LLP as Timken’s auditor and would encourage the company to rotate or place the contract out for bid. However, given the fees are in line with our policies and Ernst & Young, LLP is a reputable firm, at this time we are voting FOR the ratification of Ernst & Young, LLP as auditor.

Vote AGAINST the Advisory Resolution Regarding Named Executive Officer Compensation

CalSTRS believes the compensation of James W. Griffith seems reasonable and aligned with performance. However, we note that some of this alignment is the result of the increase in stock price resulting from our campaign to separate the Timken Bearings and Steel businesses. CalSTRS is concerned about the level of compensation paid to Executive Chairman Ward “Tim” J. Timken Jr. In particular, Ward “Tim” J. Timken Jr. was paid more than $9.4 million in 2011 and more than $7.6 million in 2012. We believe the payments made to the Executive Chairman are more than three times that of peers with similar positions. While we believe Mr. Timken’s compensation might be fair as the CEO of a company the size of Timken, the company also pays CEO James W. Griffith only slightly more, at $12.8 million in 2011 and $11.2 million in 2012.  We believe this combined level of compensation is redundant and out of line with peers. Additionally, we are concerned with the Company’s relationship with Towers Watson as the board’s compensation consultant. We find the continued use of Towers Watson concerning because of their long tenure and the fact they also provide actuarial services for the Company’s benefit plans. CalSTRS is voting AGAINST the advisory vote on executive compensation.

Vote FOR Amending the Company’s Articles of Incorporation

Except in unusual circumstances, CalSTRS believes majority voting should be a core principle of a good governance structure. We support the Company’s proposal to reduce the voting standard in some cases from two-thirds to a simple majority. However, since the board did not specify a vote standard, in the case when a proposal is not recommended by the board, the standard defaults to the Ohio standard of two-thirds.  We believe the Company should have completed the process by prescribing a majority vote standard in all cases. However, the proposal is a slight improvement over the current standard. CalSTRS is voting FOR proposal #4.

Vote FOR Amending the Company’s Amended Regulations

Except in unusual circumstances, CalSTRS believes majority voting should be a core principle of a good governance structure. We support the Company’s proposal to reduce the voting standard in some cases from two-thirds to a simple majority. We note that since the board did not specify a vote standard, in the case when a proposal is not recommended by the board, the standard defaults to the Ohio standard of majority.  CalSTRS believes the proposal is a significant improvement and we appreciate the board adopting changes suggested by a shareholder. CalSTRS is voting FOR proposal #5.

Vote FOR the Shareholder Proposal to Spin Off the Steel Business

CalSTRS has been working with Relational Investors LLC to address the value discount in the Timken company stock. After rigorous analysis, CalSTRS filed the proposal because we believe that separating the Bearings and Steel businesses will eliminate the conglomerate discount and allow these two assets to be fully valued.  Splitting the Bearings and Steel businesses into independently traded businesses, as recommended in the proposal, can be effectuated through a stock spin off with little to no social impact to the employees or community.

We see no downside to voting for the proposal, which creates a free option to benefit from further stock price appreciation. However, abstaining or voting against the proposal will send a signal to management and the board that they do not have to take action to maximize the value of Timken’s stock price, push the stock price down toward price levels before we initiated our campaign and cement the market’s view that the family-dominated board will maintain status quo.

CalSTRS is voting FOR the proposal to spin off the Steel business. [Proposal #6.]